Via EDGAR

January 26, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Jagged Peak Energy Inc.

Registration Statement on Form S-1
File No. 333-215179

Ladies and Gentlemen:

On behalf of Jagged Peak Energy Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on January 26, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

JAGGED PEAK ENERGY INC.

By:	/s/ Christopher I. Humber
Name:	Christopher I. Humber
Title:	Executive Vice President, General Counsel & Secretary

cc:                                Joseph N. Jaggers, Jagged Peak Energy Inc.

Robert W. Howard, Jagged Peak Energy Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.